FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December,2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:      New Director of Development dated 1 December, 2003

1st December 2003

Embargoed for release at 8am

CELLTECH GROUP PLC

CELLTECH APPOINTS NEW DIRECTOR OF DEVELOPMENT

Celltech Group plc (LSE: CCH; NYSE: CLL) today announces the appointment of Dr. Grahaem Brown as Director of Development. Grahaem has over 20 years of drug development experience gained in senior positions at Pfizer, Pharmacia, Novartis and Glaxo, during which time he had overall responsibility for the successful clinical development of 17 new molecular entities. Before joining the pharmaceutical industry, Grahaem spent 10 years in hospital medicine and two years in a Clinical Research Unit in Malaysia. He qualified in Medicine at University College Hospital, London and is an accredited specialist in Internal

Medicine and in Tropical Medicine.

Grahaem will report to Dr. Melanie Lee, Research and Development Director. In addition to managing all Celltech's development activities he will initially focus on strengthening Celltech's development capabilities to support the rapid and innovative development of its pipeline products. Dr. Patrick Round, previously Director of Development, has been appointed to the newly created position of Global Director for CDP 870, reporting to Grahaem.

Dr. Melanie Lee, Research and Development Director commented: "I am delighted that someone of Grahaem's stature has decided to join Celltech and help drive our goal of becoming a global biotechnology leader. Grahaem has exceptional experience in both innovative drug development and managing organisational change, which will be invaluable in ensuring we maximise the value of our pipeline products."

Contacts:
Peter Allen              Deputy CEO and CFO                                    (44) (0) 1753 534655
Richard Bungay       Director of Corporate Communications

Jon Coles                Brunswick                                                       (44) (0) 207 404 5959
Wendel Carson       Brunswick

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline, funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 01 December, 2003